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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gripen E production line inaugurated in Brazil

Gavião Peixoto- Brazil, May 9, 2023 –Embraer and Saab today have inaugurated the production line of the Gripen E in Brazil, at Embraer´s plant in Gavião Peixoto (São Paulo State). This is an important milestone in the technology transfer program and the companies' commitment to work together on new business opportunities. The event was attended by the President of Brazil, Luiz Inácio Lula da Silva, the Minister of Defense, José Mucio Monteiro Filho, and the Brazilian Air Force Commander, Lieutenant-Brigadier Marcelo Kanitz Damasceno, among other important civil and military authorities. and representatives of different sectors of Brazilian society.

The inauguration of the final assembly line, which is the only one for Gripen E outside of Sweden, marks the delivery of one the most significant contributions to the Gripen fighter ecosystem in Brazil. The Embraer plant in Gavião Peixoto with the Gripen Design and Development Network (GDDN), the Gripen Flight Test Center (GFTC), and now the assembly line, is home to the development, production, and testing stages of the aircraft.

Since the signing of the contract to supply 36 fighters - Gripen E (single seater) and eight Gripen F (twin seater) - to the Brazilian Air Force in 2014, Embraer and Saab have been working together on the largest ongoing technology transfer project in the country. Recently, with the signing of the Memorandum of Understanding between the companies, the production line has also become an opportunity for new business.

“Today we celebrate not only the inauguration of the Gripen fighter production line, but the success of the collaboration between Saab and Embraer, which grows stronger every day with the common goal of serving our client, the Brazilian Air Force. Since the beginning, Embraer has played a relevant role in the Gripen program, participating, for instance, in the development of the Brazilian version of the twin-seater aircraft. As a natural evolution of this relationship, we hope that soon we can together expand our business into new markets,” said Bosco da Costa Junior, President and CEO, Embraer Defense & Security.

“The start of operations of the Gripen production line marks our commitment to transfer technology and knowledge to Brazilian industry. Here, we will produce 15 of the 36 aircraft currently contracted to the Brazilian Air Force. The aim is also to produce here any future Gripen orders from Brazil as well as other countries. We want Brazil to become an export hub to Latin America and potentially other regions”, said Micael Johansson, President and CEO of Saab.

"The start of production of the F-39 Gripen aircraft in Brazil symbolizes the achievement of an ambitious project that translates itself into technology transfer, job creation and the consequent development of Brazil's aerospace sector. Thanks to a solid partnership between the Air Force, Saab, and Embraer, we are now part of the select group of countries that have the capability to build supersonic aircraft. Congratulations to all involved!”, said the Brazilian Air Force Commander, Lieutenant-Brigadier Marcelo Kanitz Damasceno.

The production line at Embraer receives the aerostructures produced at the Saab plants in Linköping (Sweden) and São Bernardo do Campo (São Paulo State, Brazil). On the assembly line the fighter aircraft will be produced by the joining of these aerostructures, the installation of cabling, equipment of various systems, landing gear, avionics, tactical equipment, canopy, ejection seat and engine. Once a Gripen is completed, functional tests and production flights are carried out to prepare the aircraft for final delivery. The Embraer plant will be responsible for producing 15 Gripen E fighters. Units assembled in Brazil will be delivered from 2025.

To acquire the necessary skills for the production of supersonic fighter jets in Brazil, Embraer technicians carried out theoretical and practical training – on-the-job training - at Saab in Linköping. There they worked side by side with Swedish employees to produce the aircraft that have already been shipped to Brazil.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations